Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

BARCLAYS APPOINTED JOINT CORPORATE BROKER TO RANDGOLD RESOURCES

London, 16 May 2013 - Randgold Resources Limited is pleased to announce that it has appointed Barclays Bank PLC to act as a joint corporate broker with immediate effect.

ENQUIRIES:

Graham Shuttleworth,

Financial Director, Randgold Resources

+44 1534 735 333 or +44 779 771 1338

Alisdair Gayne,

Head of Corporate Broking, Barclays

+44 20 3134 9746

Investor and Media Relations - For further information contact Kathy du Plessis on telephone +44 20 7557 7738, e-mail: randgold@dpapr.com

Website: www.randgoldresources.com